Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by SoftBank Group Corp. as a parent holding company are owned, or may be deemed to be beneficially owned, by Tsubasa Corporation, a Federated States of Micornesia Corporation. Tsubasa Corporation is a wholly-owned subsidiary of SoftBank Group Corp.